UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __ )

                            State Street Corporation
                            ------------------------
                                (Name of Issuer)

                                     SPACES
                                     ------
                         (Title of Class of Securities)

                                    857477202
                                    ---------
                                 (CUSIP Number)

                                February 24, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No.  857477202                   13G                    Page 2 of 10 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
NUMBER OF            ------ ----------------------------------------------------
SHARES               6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    141,750
EACH                 ------ ----------------------------------------------------
REPORTING            7      SOLE DISPOSITIVE POWER
PERSON
WITH                        0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            141,750
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           141,750
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  857477202                   13G                    Page 3 of 10 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Windmill Master Fund LP

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
NUMBER OF            ------ ----------------------------------------------------
SHARES               6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    141,750
EACH                 ------ ----------------------------------------------------
REPORTING            7      SOLE DISPOSITIVE POWER
PERSON
WITH                        0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            141,750
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           141,750
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  857477202                   13G                    Page 4 of 10 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
NUMBER OF            ------ ----------------------------------------------------
SHARES               6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    141,750
EACH                 ------ ----------------------------------------------------
REPORTING            7      SOLE DISPOSITIVE POWER
PERSON
WITH                        0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            141,750
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           141,750
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the SPACES (as defined in Item 2(d) below) of State Street Corporation, a Massachusetts corporation.

Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is State Street Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive office is located at 225 Franklin Street, Boston, Massachusetts 02110.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G ("Schedule 13G") with respect to the SPACES (as defined in Item 2(d) below) of the Company is filed by:

     (i) Windmill Master Fund LP, a Cayman Islands Exempted Limited Partnership (the "Fund"), with respect to shares of SPACES directly owned by the Fund (the "Shares");

     (ii) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to the Fund, with respect to the Shares; and

     (iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to the Fund and which has the power to replace Duquesne Capital as investment manager of the Fund within 60 days or less.

     Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Fund. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital, and as managing member of Duquesne Holdings. The Fund, Duquesne Capital and Mr. Druckenmiller are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

     The address of the principal business office of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019. The address of the principal business office of the Fund is Montague Sterling Centre, East Bay Street, Nassau, Bahamas.

Item 2(c):          Citizenship:
---------           -----------

     The Fund is organized under the laws of the Cayman Islands. Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America.

Item 2(d):          Title of Class of Securities:
----------          ----------------------------

     SPACES, a service mark of Goldman, Sachs & Co. ("SPACES").

     In January 2003, in connection with a business acquisition, the Company issued $345 million, or 1,725,000 units, of SPACES. SPACES are collateralized, forward purchase contract units for additional shares of the Common Stock of the Company, par value $1.00 per share ("Common Stock"). Each of the SPACES has a stated amount of $200 and consists of PACES, a fixed-share purchase contract and treasury securities, and COVERS, a variable-share repurchase contract. Under the COVERS contract, no shares will be received if the Company's Common Stock price is equal to or less than $39.60 per share. The Company will receive up to 1,629,000 shares if the stock price reaches $48.71 per share. Shares receivable under the variable share repurchase contracts, if any, will be received by the Company on February 15, 2006. The SPACES investors will receive total annual payments of 6.75% on the units, payable quarterly, consisting of an annual 4.00% contract payment on the COVERS, an annual 0.75% contract payment on the PACES and a 2.00% annual return on the underlying treasury securities. The Company will receive the proceeds of $345 million and issue approximately 8,712,000 shares of Common Stock upon settlement of the fixed share purchase contracts underlying the SPACES units on November 15, 2005. As of December 31, 2003 the fair value of the COVERS was $61 million. If the COVERS were settled as of December 31, 2003, the maximum amount of approximately 1,629,000 shares would have been issued.

     The Company has the right to fix the number of shares per contract to be delivered to the Company upon settlement under the variable-share repurchase contracts (COVERS). By exercising this right, the variable-share repurchase contracts are changed to fixed share repurchase contracts eliminating the requirement to mark the contracts to market.

Item 2(e):          CUSIP Number:
---------           ------------

     857477202

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act,
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with 13d-1
               (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

A.   The Fund
     --------

     (a) Amount beneficially owned: 141,750
     (b) Percent of class: 8.2% The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 1,725,000 units of SPACES issued and outstanding as of January 2003, as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 141,750
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 141,750

B.   Duquesne Capital
     ----------------

     (a) Amount beneficially owned: 141,750
     (b) Percent of class: 8.2%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 141,750
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 141,750

C.   Mr. Druckenmiller
     -----------------

     (a) Amount beneficially owned: 141,750
     (b) Percent of class: 8.2%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 141,750
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 141,750

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 10:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 4, 2004

                                        WINDMILL MASTER FUND LP

                                        By: Duquesne Holdings LLC,
                                            its general partner

                                        By: Stanley F. Druckenmiller,
                                            its managing member

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director


                                        STANLEY F. DRUCKENMILLER

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Attorney-in-Fact




    [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO STATE STREET CORPORATION]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Windmill Master Fund LP, Duquesne Capital Management, L.L.C. and Stanley F. Druckenmiller, dated March 4, 2004.

Exhibit 99.2: Power of Attorney granted by Mr. Stanley F. Druckenmiller in favor of Gerald Kerner and Joseph W. Haleski, dated April 24, 2002.